DRINKS AMERICAS HOLDINGS, INC.
                                372 Danbury Road
                                Wilton, CT 06897


                                 August 25, 2006


United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attn: Ms. Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Emerging Growth Companies

                  Re:   Drinks Americas Holdings, Inc.
                        Form 10-KSB
                        Filed August 15, 2005
                        File No. 0-19086

Dear Ms. Jenkins:

      This refers to your letter of August 8, 2006 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the "Company" or "Drinks"), which we received on August 14th, 2006. We have responded to your questions by referencing the paragraph numbers used in your August 8th letter.

Form 10-KSB for the fiscal year ended April 30, 2005.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

      1) We will amend our Form 10-KSB by adding the following paragraph to footnote 2 of our financial statements for the year ended April 30, 2005, under the caption "Revenue Recognition":

      The Company recognizes revenue dilution from items such as product returns, inventory, credits, discounts and other allowances in the period that such items are first expected to occur. The Company has not realized material amounts of revenue dilution in the period covered by this report. In this regard, the Company does not offer its clients the opportunity to return products for any reason other than manufacturing defects. No material amounts of product returns have occurred during this fiscal year. In addition, the Company does not offer incentives to its customers to either acquire more products or maintain higher inventory levels of products than they would in the ordinary course of business. The Company assesses levels of inventory maintained by its customers through telephone communications with its customers and believes that most maintain low levels of inventory of its products. Furthermore, it is the Company's policy to accrue for material post shipment obligations and customer incentives in the period the related revenue is recognized. As of April 30, 2005, there were no such amounts to accrue.


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Ms. Jenkins
August 25, 2006
Page 2


Item 8A Controls and Procedures

      2) We will amend our Form 10-KSB by adding the following sentence at the end of Item 8A "Controls and Procedures":

      There were no changes in our internal control over financial reporting during the last fiscal quarter of our 2005 fiscal year that has materially affected, or is reasonably likely to reasonably affect, our internal control over our financial reporting.


Report of Independent Registered Public Accounting Firm, Page 1

      3) There were no changes to the presentation of the April 30, 2005 financial statements. There were changes to specific detailed accounts of the underlying trial balances which had no affect on the financial statement line items. Therefore, the Reclassifications footnote (under Note #2 Summary of Significant Accounting Policies) should be deleted and we will amend the notes to the Interim Financial Statements included in our Forms 10-QSB accordingly.


Note 2- Summary of Significant Accounting Policies Revenue Recognition, Page 7

      4)    See our response to question 1.


Note 9 - Debt

      5) The convertible debt and related warrants we issued in fiscal 2005 are accounted for in accordance with APB Opinion No. 14. On the commitment date, our stock had minimal value. The fair value at that point was approximately $.0001 per share based on very limited trading. Both the conversion price and the exercise price on the commitment date was $0.45 per share. Accordingly, no value was assigned to the warrants and therefore there was no discount recorded on the convertible debt. In addition, since the conversion option did not have any intrinsic value, no amounts were recognized with respect to such conversion feature.


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Ms. Jenkins
August 25, 2006
Page 3


      6) The effective conversion price (allocated proceeds divided by the number of shares to be received on conversion) based on proceeds of $1,260,000 allocated to the convertible debt was $0.45 ($1,260,000 /2,800,000 shares). The intrinsic value of the conversion option therefore was $0 [(2,800,000 shares) * ($.0001 - $0.45). Therefore, no beneficial conversion feature was required to be recognized. In addition, no event has occurred changing the number of shares to be received by the holders of the convertible debt upon conversion.

General

      7) We do not believe segment reporting is required. The Company's primary business is selling beverage products to regional distributors who are the Company's customers. Those distributors in turn sell and deliver the Company's products to retail outlets and other customers. The Company's management and resources are focused on each of our distributor-customers. Many of our customers, like Southern Wine & Spirits of Florida, acquire both alcoholic and non-alcoholic products from us. Our management efforts, marketing efforts, and direct sales approach does not differentiate between alcoholic and non-alcoholic products. We assess the Company's performance based on the customer-distributor sales without reference to the product mix.

Forms 10-QSB for the quarters ended July 31, 2005, October 31, 2005 and January 31, 2006

Item  3. Controls and Procedures

      8) We will amend our Forms 10-QSB by adding the following sentence at the end of Item 3 "Controls and Procedures":

      There were no changes in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over our financial reporting.


Notes to Interim Financial Statements

      9) We will amend our Forms 10-QSB by adding the following paragraph to the notes to the Interim Financial Statements:

      The interim consolidated financial statements include the accounts of Drinks Americas Holdings, Ltd. and its majority owned subsidiaries, Drinks Americas, Inc. and Maximillian Mixers, LLC, and Maximillian Partners, LLC. (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

            In the opinion of management, the financial statements reflect all adjustments consisting only of normal recurring accruals necessary for a fair presentation of results for such periods. The financial statements, which are condensed and do not include all disclosures included in the annual financial statements, should be read in conjunction with the consolidated financial statements of the Company for the fiscal year ended April 30, 2005. The results of operations for any interim period are not necessarily indicative of results for the full year.


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Ms. Jenkins
August 25, 2006
Page 4


      10) The Company acquired certain assets of Rheingold Brewing Company, Inc ("Rheingold"). Rheingold had sustained significant losses over the previous years and as a result, had few assets and substantially all of its employees had been discharged. It had discontinued operations prior to the transaction. With this history, management believed that the fair value of the assets acquired could most accurately be determined based on the fair value of the consideration paid. The consideration paid by the Company for the acquired assets consisted of the assumption of certain liabilities, 650,000 newly issued and unregistered shares of common stock of the Company and potentially, an additional 350,000 shares and up to $150,000 in cash, with respect to such additional shares and cash, the Company believes it has significant offsets and such additional consideration may never be paid or delivered. Management believes the most accurate way to value the Rheingold assets was to appraise the value of the Company's newly issued common stock. Management believed that due to the limited trading activity and the transfer restrictions on the stock issued in the transaction, the quoted trading price of the Company's common stock did not truly reflect its fair value. Therefore, the Company secured an appraisal of the stock issued and to be issued in the transaction and based on this appraisal the total consideration paid by the Company to purchase Rheingold was less than 20% of the consolidated total assets of the Company. As far as the other two tests relevant to this issue are concerned (i) we made no advances or investment in Rheingold prior to the acquisition and (ii) the net income comparison test does not apply because R discontinued operations prior to the transaction and the Company has not resumed operations.


      11) The Company has the right and the ability to renew the intangible assets (which is the license for the Rheingold trademark) and expects to perpetually do so. In addition, an analysis of comparable product life cycles, market, and competitive trends provide evidence that the intangible assets will generate cash flows for the Company for an indefinite period of time.


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Ms. Jenkins
August 25, 2006
Page 5


      12) We will amend our Forms 10-QSB by adding the following sub-paragraph to paragraph number 4 of the certifications of J. Patrick Kenny and Fabio R. Berkowicz:

            (__) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.


      The Company acknowledges that:

            o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          Very truly yours,

                                           /s/ Jason Lazo
                                          --------------------------------
                                          Jason Lazo
                                          Chief Operating Officer